March 13, 2012
Medium-Term Notes, Series D
Offering Summary No. 2012-MTNDG0216
Relating to Preliminary Pricing Supplement No. 2012-MTNDG0216 dated March 13, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Buffered Digital Plus Notes Based on the S&P 500® Index due April    , 2015
The Buffered Digital Plus Notes, which we refer to as the notes, offer the opportunity for investors to earn a return based on the performance of the S&P 500® Index, which we refer to as the underlying index, while providing limited protection against negative performance of the underlying index.  Unlike ordinary debt securities, the notes do not pay interest and provide a minimum payment at maturity of only 15% of the stated principal amount.  At maturity, if the closing value of the underlying index is greater on the valuation date than on the pricing date, you will receive a positive return on the notes equal to the greater of (i) 18% to 22% (to be determined on the pricing date) and (ii) the return on the underlying index.  If, on the other hand, the closing value of the underlying index has not increased or has declined, then (i) if the closing value has declined by less than the specified buffer amount of 15%, the notes will be redeemed for par or (ii) if the closing value has declined by more than the buffer amount, you will lose 1% for every 1% decline in excess of the buffer amount. The amount you receive at maturity may be significantly less than the stated principal amount of the notes and may be as low as $150 per note. The notes are a series of unsecured notes issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. All payments on the notes are subject to the credit risk of Citigroup Inc.
SUMMARY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because the notes are not principal protected, you may receive an amount at maturity that is up to 85% less than the stated principal amount of the notes.

Aggregate principal amount:	$
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date*:	March , 2012 (expected to be March 30, 2012)
Original issue date*:	April , 2012 (three business days after the pricing date)
Maturity date*:	April , 2015 (expected to be April 2, 2015)
Underlying index:	S&P 500® Index
Payment at maturity per note:
If the final index value is greater than the initial index value,
$1,000 + the greater of (i) upside payment and (ii) $1,000 × index percent increase
If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 15%,
$1,000
If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 15%,
($1,000 × index performance factor) + $150
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment at maturity be less than $150 per note, subject to the credit risk of Citigroup Inc.

Upside payment:	$180 to $220 per note (18% to 22% of the stated principal amount; to be determined on the pricing date)
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Valuation date*:	March , 2015 (expected to be March 30, 2015), subject to postponement for non-index business days and certain market disruption events
Buffer amount:	15%
Minimum payment at maturity:	$150 per note (15% of the stated principal amount)
CUSIP:	1730T0WT2
ISIN:	US1730T0WT23
Listing:
The notes will not be listed on any securities exchange. Accordingly, the notes will have limited or no liquidity. You should not invest in the notes unless you are willing to hold them until maturity.

Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in this offering summary.

Underwriting fee and issue price:	Price to Public	Underwriting Fee(1)	Proceeds to Issuer
Per note	$1,000.00	$15.00	$985.00
Total	$	$	$
* Expected dates are subject to change.
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $15 for each $1,000 note sold in this offering. From this underwriting fee, Citigroup Global Markets Inc. will pay the registered representatives of Citigroup Global Markets Inc. a sales commission of $15.00 for each $1,000 note they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors,” “Fact Sheet—Fees and selling concessions” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in this offering summary for further details.

You should read this document together with the preliminary pricing supplement, the prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.
Preliminary Pricing Supplement filed on March 13, 2012: http://www.sec.gov/Archives/edgar/data/831001/000095010312001306/dp29291_424b2-red.htm
Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s Web site at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the S&P 500® Index due April    , 2015

Investment Overview
The Buffered Digital Plus Notes
The Buffered Digital Plus Notes Based on the S&P 500® Index due April    , 2015 (the “notes”) can be used:

▪
As an alternative to direct exposure to the underlying index that provides a minimum positive return if the underlying index appreciates in value from the pricing date to the valuation date (as measured on only those two dates) at all and 1-to-1 participation in any appreciation of the underlying index beyond the minimum positive return; however, by investing in the notes, you will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index, which, as of March 12, 2012, yield an average of 1.96% per year.  If the average dividend yield remained constant for the term of the notes, this would be equivalent to 5.88% (calculated on a simple interest basis) over the approximately 3-year term of the notes.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you;

▪
To enhance returns and potentially outperform the underlying index in scenarios in which the final index value increases from the initial index value by less than 18% to 22% (to be determined on the pricing date);

▪
To obtain 1-to-1 exposure to the performance of the underlying index in scenarios in which the final index value increases from the initial index value by at least 18% to 22% (to be determined on the pricing date); and

▪	To obtain a buffer against a specified level of negative performance in the underlying index.

Maturity:	Approximately 3 years
Upside payment:	$180 to $220 (18% to 22% of the stated principal amount; to be determined on the pricing date)
Buffer amount:	15%
Minimum payment at maturity:	$150 per note (15% of the stated principal amount)
Coupon:	None
Listing:
The notes will not be listed on any securities exchange. Accordingly, the notes will have limited or no liquidity. You should not invest in the notes unless you are willing to hold them until maturity.

Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. All payments on the notes are subject to the credit risk of Citigroup Inc.

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC, consists of 500 component stocks selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on March 12, 2012:

Bloomberg Ticker Symbol:	SPX
Current Closing Value:	1,371.09
52 Weeks Ago (on 3/14/2011):	1,296.39
52 Week High (on 3/1/2012):	1,374.09
52 Week Low (on 10/3/2011):	1,099.23

March 2012	Page 2

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the S&P 500® Index due April    , 2015

S&P 500® Index – Daily Closing Values January 3, 2007 to March 12, 2012

March 2012	Page 3

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the S&P 500® Index due April    , 2015

Key Investment Rationale

This approximately 3-year investment in the notes offers a minimum positive return of 18% to 22% (to be determined on the pricing date) if the underlying index appreciates at all from the pricing date to the valuation date (as measured on only those two dates), offers an uncapped 1-to-1 participation in any appreciation of the underlying index greater than 18% to 22% (to be determined on the pricing date) and provides a buffer against a decline in the underlying index of up to 15%.  However, if the underlying index declines in value by more than 15% from the pricing date to the valuation date, the payment at maturity will be less, and possibly significantly less, than the stated principal amount of the notes, subject to the minimum payment at maturity of $150 per note.  Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. All payments are subject to the credit risk of Citigroup Inc.

Investors will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index.  As of March 12, 2012, the average dividend yield of those stocks was 1.96% per year. If this average dividend yield remained constant for the term of the notes, this would be equivalent to 5.88% (calculated on a simple interest basis) over the approximately 3-year term of the notes.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you.  The payment scenarios below do not show any effect of lost dividend yield over the term of the notes.

Payment Scenario 1
The closing value of the underlying index is greater on the valuation date than on the pricing date by at least 18% to 22% (to be determined on the pricing date).  In this scenario, each note redeems for more than the stated principal amount of $1,000 by an amount that is proportionate to the percentage increase of the final index value from the initial index value.  For example, if the closing value of the underlying index increases by 50%, each note will redeem for $1,500, or 150% of the stated principal amount of $1,000.

Payment Scenario 2
The closing value of the underlying index is greater on the valuation date than on the pricing date by less than 18% to 22% (to be determined on the pricing date).  In this scenario, each note redeems for a fixed amount equal to $1,180 to $1,220 (118% to 122% of the stated principal amount; to be determined on the pricing date).

Payment Scenario 3
The closing value of the underlying index from the pricing date to the valuation date remains unchanged or declines by less than the buffer amount of 15%.  In this scenario, each note redeems for the stated principal amount of $1,000.

Payment Scenario 4
The closing value of the underlying index is lower on the valuation date than on the pricing date by 15%.  In this scenario, each note redeems for less than the stated principal amount by an amount that is proportionate to the percentage decrease of the closing value of the underlying index from the initial index value in excess of the buffer amount of 15%. For example, if the underlying index decreases in value by 30%, the notes will redeem for $850, or 85% of the stated principal amount. The minimum payment at maturity is $150 per note.

Summary of Selected Key Risks (see page 12)

▪	The notes do not pay interest, and you may lose up to 85% of the stated principal amount.

▪	Historically, the closing value of the underlying index has been volatile.

▪
The notes are subject to the credit risk of Citigroup Inc., Citigroup Funding Inc.’s parent company and the guarantor of any payments due on the notes, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange, and secondary trading may be limited.

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices.

▪	The value of the notes prior to maturity will be influenced by many unpredictable factors.

▪
The return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional fixed-rate debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity.

▪
Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index, and you will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index.

▪	Adjustments to the underlying index could adversely affect the value of the notes.

March 2012	Page 4

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the S&P 500® Index due April    , 2015

▪	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes.

▪	Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes.

▪	The U.S. federal tax consequences of an investment in the notes are unclear.

March 2012	Page 5

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the S&P 500® Index due April    , 2015

Fact Sheet

The notes offered are senior unsecured obligations of Citigroup Funding Inc. (“Citigroup Funding”), will pay no interest or dividends, provide a minimum payment at maturity of only 15% of the stated principal amount and are subject to the terms described in the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds an amount in cash that may be greater than, equal to or less than the stated principal amount of $1,000 based upon the closing value of the underlying index on the valuation date. The investor may lose up to 85% of the stated principal amount.  The notes are senior notes issued as part of Citigroup Funding’s Series D Medium-Term Senior Notes program.  Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. All payments on the notes are subject to the credit risk of Citigroup Inc.

Key Dates
Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
March , 2012 (expected to be March 30, 2012)	April , 2012 (three business days after the pricing date)	April , 2015 (expected to be April 2, 2015)
Key Terms
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the notes are not principal protected, you may receive an amount at maturity that is up to 85% less than the stated principal amount of the notes.

Underlying index:	S&P 500® Index
Aggregate principal amount:	$
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Denominations:	$1,000 per note and integral multiples thereof
Payment at maturity per note:
If the final index value is greater than the initial index value,
$1,000 + the greater of (i) upside payment and (ii) $1,000 × index percent increase
If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 15%,
$1,000
If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 15%,
($1,000 × index performance factor) + $150
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment at maturity be less than $150 per note, subject to the credit risk of Citigroup Inc.

Upside payment:	$180 to $220 per note (18% to 22% of the stated principal amount; to be determined on the pricing date)
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	(final index value / initial index value)
Initial index value:	, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Buffer amount:	15%
Minimum payment at maturity:	$150 per note (15% of the stated principal amount)
Valuation date:	March , 2015 (expected to be March 30, 2015); subject to postponement for non-index business days and certain market disruption events
Risk factors:	Please see “Risk Factors” beginning on page 12.
Clearing and settlement:	DTC

March 2012	Page 6

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the S&P 500® Index due April    , 2015

General Information
Listing:
The notes will not be listed on any securities exchange. Accordingly, the notes will have limited or no liquidity. You should not invest in the notes unless you are willing to hold them until maturity.

CUSIP:	1730T0WT2
ISIN:	US1730T0WT23
Tax considerations:
Prospective investors should note that the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the notes offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.

Each holder, by purchasing a note, agrees to treat it as a prepaid forward contract for U.S. federal income tax purposes.  There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it.

Assuming this treatment of the notes is respected and subject to the discussion in “Description of Notes—United States Federal Tax Considerations” in the accompanying preliminary pricing supplement, the following U.S. federal income tax consequences should result under current law:

▪	A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange.
▪
Upon a sale or exchange of the notes, or settlement of the notes at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes.  Such gain or loss should be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year.

Under current law, Non-U.S. Holders generally should not be subject to U.S. federal withholding or income tax with respect to amounts received on the sale, exchange or settlement of their notes.  Special rules apply to Non-U.S. Holders whose gain on their notes is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “Description of Notes—United States Federal Tax Considerations” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by the 2007 notice, and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
Calculation agent:	Citigroup Global Markets Inc. (“Citigroup Global Markets”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

On or prior to the pricing date, we, through our affiliates or others, will hedge our anticipated exposure in connection with the notes by taking positions in swaps, options and/or futures contracts on the underlying index or on the stocks that constitute the underlying index, in the stocks that constitute the underlying index and/or in any other securities or instruments that we may wish to use in connection with such hedging. Such activity could increase the value of the underlying index, and, accordingly, potentially increase the initial index value and, therefore, increase the value at which the underlying index must close on the valuation date before investors would receive at maturity a payment that exceeds the issue price of the notes. We or our affiliates may adjust such hedge during the term of the notes, including on or near the valuation date, and such activity could decrease the value of the underlying index and adversely affect the value of and payment at maturity on the notes. For further information on our use of proceeds and hedging, see “Description of Notes—Use of Proceeds and

March 2012	Page 7

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the S&P 500® Index due April    , 2015

Hedging” in the accompanying preliminary pricing supplement.
ERISA and IRA purchase considerations:
Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “Description of Notes—ERISA Matters” in the accompanying preliminary pricing supplement for more information.

Fees and selling concessions:
Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $15 for each $1,000 note sold in this offering.  From this underwriting fee, Citigroup Global Markets will pay the registered representatives of Citigroup Global Markets a sales commission of $15.00 for each $1,000 note they sell.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” below and “Risk Factors” and “Description of Notes—Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement for more information.

Supplemental information regarding plan of distribution; conflicts of interest:
Citigroup Global Markets is an affiliate of Citigroup Funding.  Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Description of Notes—Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Contact:	Clients may contact their local brokerage representative.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying preliminary pricing supplement, prospectus supplement and prospectus, which can be accessed via the hyperlinks on the front page of this document, before you invest.

March 2012	Page 8

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the S&P 500® Index due April    , 2015

How the Buffered Digital Plus Notes Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the notes for a range of hypothetical percentage changes in the closing value of the underlying index from the pricing date to the valuation date (as measured solely on those two dates).

Investors will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index.  As of March 12, 2012, the average dividend yield of those stocks was 1.96% per year. If the average dividend yield remained constant for the term of the notes, this would be equivalent to 5.88% (calculated on a simple interest basis) over the approximately 3-year term of the notes.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.   You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you.   The payment scenarios below do not show any effect of lost dividend yield over the term of the notes.

The graph is based on the following terms:

Stated principal amount:	$1,000 per note
Hypothetical upside payment:	$200 per note (20% of the stated principal amount)
Buffer level	85% of the initial index value
Minimum payment at maturity:	$150 per note (15% of the stated principal amount)

Buffered Digital Plus Notes Payoff Diagram

How it works

▪
If the final index value is greater than the initial index value, the payment at maturity on the notes reflected in the graph above is greater than the $1,000 stated principal amount per note and is equal to the $1,000 stated principal amount plus the greater of (i) the hypothetical upside payment of $200 and (ii) the product of $1,000 and the return on the underlying index.

March 2012	Page 9

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the S&P 500® Index due April    , 2015

▪
If the increase in the closing value of the underlying index from the pricing date to the valuation date is greater than 0% but less than or equal to 20%, investors will receive a fixed payment at maturity of $1,200 per note, the stated principal amount plus the hypothetical upside payment.

▪
If, however, the increase in the closing value of the underlying index from the pricing date to the valuation date is greater than 20%, investors will instead participate on a 1-to-1 basis in the positive performance of the underlying index.  For example, if the underlying index appreciates 50% from the pricing date to the valuation date, investors will receive a payment at maturity equal to $1,500 per note.

▪
If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 15%, investors will receive the stated principal amount of $1,000 per note.

▪
If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 15%, investors will receive an amount at maturity that is less than the stated principal amount by an amount that is proportionate to the percentage decrease of the closing value of the underlying index from the initial index value in excess of the buffer amount of 15%. The minimum payment at maturity is $150 per note.

▪
For example, if the underlying index depreciates 30% from the pricing date to the valuation date, investors will lose 15% of their principal and receive only $850 per note at maturity, or 85% of the stated principal amount.

March 2012	Page 10

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the S&P 500® Index due April    , 2015

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of notes that they hold an amount in cash based upon the closing value of the underlying index on the valuation date, determined as follows:

If the final index value is greater than the initial index value:

$1,000 + the greater of: (i) Upside Payment; and (ii) $1,000 × Index Percent Increase

The upside payment will be $180 to $220 per note (to be determined on the pricing date).

The index percent increase will be a fraction equal to: (final index value – initial index value) / initial index value

If the final index value is less than or equal to the initial index value, but has decreased from the initial index value by an amount less than or equal to the buffer amount of 15%:

the stated principal amount of $1,000

If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 15%:

($1,000 × Index Performance Factor) + $150

The index performance factor will be a fraction equal to: final index value / initial index value

Because the index performance factor will be less than 0.85, this payment will be less than $1,000.  Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. All payments on the notes are subject to the credit risk of Citigroup Inc.

March 2012	Page 11

Citigroup Funding Inc.

Buffered Digital Plus Notes Based on the S&P 500® Index due April    , 2015

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying preliminary pricing supplement.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

▪
The notes do not pay interest, and you may lose up to 85% of the stated principal amount. The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and provide a minimum payment at maturity of only 15% of the stated principal amount of the notes, subject to the credit risk of Citigroup Inc. If the final index value is less than 85% of the initial index value, the payment at maturity will be an amount in cash that is less than the $1,000 stated principal amount of each note by an amount proportionate to the decrease in the final index value from the initial index value in excess of the buffer amount of 15%. Thus, you may lose up to 85% of the stated principal amount of the notes.  See “How the Buffered Digital Plus Notes Work.”

▪
Historically, the closing value of the underlying index has been volatile. From January 3, 2007 to March 12, 2012, the closing value of the underlying index has been as low as 676.53 and as high as 1,565.15. The volatility of the closing value of the underlying index may result in your receiving at maturity an amount less than the stated principal amount of the notes, and possibly as low as $150 per note.

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The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes.  Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes at maturity, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the value of the notes.

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The notes will not be listed on any securities exchange, and secondary trading may be limited.  The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in any secondary market that may develop for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

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The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price, since the issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction.  Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

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The value of the notes will be influenced by many unpredictable factors. Several factors will influence the value of the notes prior to maturity and the price, if any, at which Citigroup Global Markets may be willing to purchase your notes in any secondary market that may develop, including: the value and volatility (frequency and magnitude of changes in value or price) of the underlying index and the stocks that constitute the underlying index, the dividend yield of the stocks that constitute the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the underlying index or equities markets generally and that may affect the closing value of the underlying index, interest and yield rates in the market, time remaining until the notes mature and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.  The value of the underlying index may be, and has recently been,

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extremely volatile, and we can give you no assurance that the volatility will lessen. See “Historical Information” below. You may receive less, and possibly significantly less, than the stated principal amount of the notes if you try to sell your notes prior to maturity.

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Potential for a lower comparable yield. The notes do not pay any periodic interest. As a result, if the final index value does not increase from the initial index value, the effective yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

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Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index, and you will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.  As of March 12, 2012, the average dividend yield of the underlying index was 1.96% per year.  If this average dividend yield were to remain constant for the term of the notes, then, assuming no reinvestment of dividends, you would be forgoing an aggregate yield of 5.88% (calculated on a simple interest basis) by investing in the notes instead of investing directly in the stocks that constitute the underlying index or in another investment linked to the underlying index that provides for a pass-through of dividends.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest is appropriate for you.   The payment scenarios described in this offering summary do not show any effect of lost dividend yield over the term of the notes.

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Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index may add, delete or substitute the stocks that constitute the underlying index or make other methodological changes that could change the value of the underlying index. The publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. In this circumstance, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

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The calculation agent, which is an affiliate of ours, will make determinations with respect to the notes.  Citigroup Global Markets, the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the initial index value, the final index value and the index percent increase or index performance factor, as applicable, and will calculate the amount of cash you will receive at maturity. Determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the final index value in the event of a market disruption event, or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

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Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes. One or more of our affiliates expect to hedge our obligations under the notes and will carry out hedging activities related to the notes (and other instruments linked to the underlying index or the stocks that constitute the underlying index), including trading in stocks that constitute the underlying index, in swaps, futures and/or options contracts on the underlying index and/or the stocks that constitute the underlying index, as well as in other instruments related to the underlying index and/or the stocks that constitute the underlying index. Our affiliates also trade in the stocks that constitute the underlying index and other financial instruments related to the underlying index and the stocks that constitute the underlying index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index value and, as a result, could increase the value above which the underlying index must close on the valuation date before an investor receives a payment at maturity that exceeds the issue price of the notes. Additionally, such hedging or trading activities during the term of the notes, including on the valuation date, could adversely affect the value of the underlying index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

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The U.S. federal tax consequences of an investment in the notes are unclear.  There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the IRS.  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts.  If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes might be affected materially

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and adversely.  As described above under “Tax considerations,” in 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and non-U.S. persons considering an investment in the notes should review carefully the section of the accompanying preliminary pricing supplement entitled “Description of Notes—United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Information about the S&P 500® Index

General. Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this offering summary, including its composition, method of calculation and changes in components, from Standard & Poor’s Financial Services LLC (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of March 12, 2012, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of March 12, 2012, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.96%), Consumer Staples (10.85%), Energy (11.85%), Financials (14.35%), Health Care (11.36%), Industrials (10.66%), Information Technology (20.24%), Materials (3.49%), Telecommunication Services (2.77%) and Utilities (3.48%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index. On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

¡	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

¡	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

¡
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of

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the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all S&P 500® component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index.

The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

License Agreement. S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this offering summary.

“The notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE TRIGGER PLUS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this offering summary regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup Inc., Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

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Historical Information
The following table sets forth the published high, low and end-of-quarter closing values of the underlying index for each quarter in the period from January 3, 2007 through March 12, 2012.  The closing value of the underlying index on March 12, 2012 was 1,371.09.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical closing values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the underlying index on the valuation date.

S&P 500® Index	High	Low	Period End
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,067.95	1,067.95
Third Quarter	1,148.67	1,137.09	1,141.20
Fourth Quarter	1,259.78	1,269.75	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter (through March 12, 2012)	1,374.09	1,277.06	1,371.09

© 2012 Citigroup Global Markets Inc. All rights reserved. Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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